SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Access Worldwide Communications, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

004319 10 9

(CUSIP Number)

Access Worldwide Communications, Inc.

4950 Communication Avenue

Suite 300

Boca Raton, FL 33431

Attn: Shawkat N. Raslan

(561) 226-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 004319 10 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SHAWKAT N. RASLAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Mr. Raslan is a citizen of the United States.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 810,349 8. Shared Voting Power -0- 9. Sole Dispositive Power 810,349 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 810,349

12.	Check if the Aggregate Amount in Row (11) Excluded Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP 004319 10 9

ITEM 1:	SECURITY & ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.01 par value of Access Worldwide Communications, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4950 Communication Avenue, Suite 300, Boca Raton, FL 33431.

ITEM 2:	IDENTITY & BACKGROUND

This statement is filed by Shawkat N. Raslan, a private individual. Mr. Raslan is the Chairman, President and Chief Executive Officer of the Issuer. His principal business address is 4950 Communication Avenue, Suite 300, Boca Raton, FL 33431.

During the past five years, Mr. Raslan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Raslan was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:	SOURCE & AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Raslan utilized his own funds for the purchase of shares of the Issuer’s Common Stock. Mr. Raslan was named Chairman of the Board, President and Chief Executive Officer of the Issuer in March 2002. At that time, he owned 15,000 shares of the Issuer’s Common Stock. Since then, he has engaged in open market transactions that included the purchase of 394,009 shares of Common Stock with an aggregate purchase price of $302,828.10.

In addition, 92,173 shares priced at $0.61 were issued to Mr. Raslan on February 24, 2004 in lieu of a cash bonus payment. On January 30, 2004, the Issuer’s Compensation Committee approved a compensation plan to issue shares of Common Stock in lieu of all cash bonus payments for those individuals with bonuses over $10,000. The plan was approved by the Board of Directors on February 24, 2004. Eligible employees were given the option to have a greater ratio of shares to cash if they elected to do so. Mr. Raslan elected to receive 100% of his bonus in shares.

In June 2003, the Issuer’s Board of Directors approved financing in the amount of $1.5 million to $3.0 million through private placement of convertible promissory notes and warrants to purchase shares of Access Worldwide’s Common Stock to accredited investors only, including Company officers and directors. Mr. Raslan participated in the financing and a warrant will be issued to him to purchase 200,000 shares of Common Stock within 60 days of this filing.

ITEM 4:	PURPOSE OF TRANSACTION

Mr. Raslan acquired the shares for investment purposes only. Mr. Raslan does not have any plans or proposals that relate to Items 4(a)-Item 4(j) of Schedule 13D.

ITEM 5:	INTEREST IN SECURITIES OF THE ISSUER

(a)	As of May 18, 2004, Mr. Raslan benefically owned 610,349 shares of the Issuer’s Common Stock. This figure includes 109,167 shares of Common Stock issuable upon options presently exercisable. In addition, Mr. Raslan will be issued a warrant to purchase up 200,000 shares within 60 days of this filing.

(b)	As of May 18, 2004, Mr. Raslan has sole power to vote and dispose of the 610,349 shares of the Issuer’s Common Stock and the 200,000 shares that will be available within 60 days of this filing through the issuance of a warrant.

(c)	During the last 60 days, Mr. Raslan engaged in the following open market transaction(s):

Transaction	Quantity	Trade Date	Price
Purchase	50,000	05-07-04	$0.85
Purchase	2,500	05-14-04	$0.95
Purchase	2,500	05-14-04	$0.95
Purchase	2,500	05-14-04	$0.96
Purchase	500	05-17-04	$1.01
Purchase	500	05-17-04	$1.01
Purchase	1,000	05-17-04	$1.01

ITEM 6:	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO THE SECURITIES OF THE ISSUER

None

ITEM 7:	MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2004

Signature:	/s/ Shawkat Raslan

Name:	Shawkat Raslan
Title:	Chairman, President & CEO, Access Worldwide Communications, Inc.